Carol Anne Huff To Call Writer Directly: (312) 862-2163 carolanne.huff@kirkland.com	300 North LaSalle Chicago, IL 60654 (312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

January 23, 2018

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Jay Ingram

Edward M. Kelly

W. John Cash

SiSi Cheng

Re:                             M III Acquisition Corp.

Revised Preliminary Merger Proxy Statement on Schedule 14A
Filed January 10, 2018
File No. 1-37796

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, M III Acquisition Corp., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”), a second revised Preliminary Merger Proxy Statement on Schedule 14A (the “Proxy Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated January 22, 2018, from the staff of the SEC (the “Staff”).  The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).  For your convenience, paper copies of the Proxy Statement will be delivered to each member of the Staff referenced above, and those copies will be marked to show further changes from the revised preliminary merger proxy statement on Schedule 14A filed with the SEC on January 10, 2018.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Proxy Statement.

Selected Historical Financial Information of the Company, page 44

1.                                      We note your response to prior comment 1. The selected financial data table on page 45 still does not include balance sheet data as of December 31, 2015 as required by Item 301 of Regulation S-K. Please revise.

Response:  In response to the Staff’s comment, the Company has revised the Selected Financial Data to include balance sheet data as of December 31, 2015.

Beijing    Boston    Hong Kong    Houston    London    Los Angeles    Munich    New York    Palo Alto    San Francisco    Shanghai    Washington, D.C.

Comparative Share Information, page 103

2.                                      You disclose in your response to prior comment 6 that equity per share is calculated as stockholders’ equity divided by weighted average shares outstanding.  We believe that equity per share should be calculated based on number of shares outstanding as of the balance sheet date pursuant to Item 14(b)(10)(i) of Schedule 14A.  Please revise or advise.

Response:  The Company has revised stockholders’ equity per share utilizing the number of share outstanding on the applicable balance sheet date rather than weighted average shares outstanding for the period.

General

3.                                      We note the revisions made to your financial statements and footnotes in response to our comments.  Some of the revisions appear material.  Please tell us how your auditor determined it was not necessary to update their report given these changes.  Alternatively, include an updated audit report in your next amendment.

Response: IEA’s auditor has advised that, in determining that it was not necessary to update its report, it considered the following: (i)  IEA revised the amount of Selling, general and administrative expenses to reclassify amounts previously set forth under Depreciation of property, plant and equipment and Amortization of intangible assets; (ii) the changes were concluded to be quantitatively and qualitatively immaterial, (iii) the changes did not result in any change to previously disclosed Cost of revenue, Gross profit, Income (loss) from operations, or Net Income (loss) line items and (iv) no line items in the Consolidated Balance Sheets, Consolidated Statements of Changes in Member’s Equity (Deficit) or Consolidated Statements of Cash Flows for any period presented were affected. Since the changes were quantitatively and qualitatively immaterial, no additional auditing procedures were required.

Note 12 - Income Taxes, page F-82

4.                                      We note your response to prior comment 21 and the updated disclosure on page F-55.  Please further expand your disclosure on both pages F-55 and F-82 to provide additional insight into all the positive and negative evidence considered in assessing the realizability of your deferred assets in light of your three year cumulative losses, similar to the information provided in your response.

Response: In response to the Staff’s comments, the Company has revised its disclosure accordingly.

* * * * * * *

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2163.

Sincerely,

/s/ Carol Anne Huff

Carol Anne Huff

cc:                                Mohsin Y. Meghji

Chairman of the Board of Directors and CEO

M III Acquisition Corp.